As filed with the Securities and Exchange Commission on February 15, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FBR CAPITAL MARKETS CORPORATION

(Exact name of Registrant as specified in its Charter)

Virginia	20-5164223
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

1001 Nineteenth Street, North

Arlington, Virginia 22209

(703) 312-3080

(Address of principal executive office, including zip code)

FBR Capital Markets Corporation 2006 Long-Term Incentive Plan, as amended on December 12, 2007

(Full title of the Plan)

William J. Ginivan, Esq.

Executive Vice President and General Counsel

FBR Capital Markets Corporation

Arlington, Virginia 22209

(703) 469-1040

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copy to:

Daniel M. LeBey, Esq.

Hunton & Williams LLP

Riverfront Plaza, East Tower

951 E. Byrd Street

Richmond, Virginia 23219-4074

(804) 788-8200

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, $0.001 par value per share	22,609,985	$7.26	$164,148,491	$6,451

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement on Form S-8 also covers an indeterminate number of additional shares of common stock that may become issuable in the future under the FBR Capital Markets Corporation 2006 Long-Term Incentive Plan, as amended on December 12, 2007, as a result of stock splits, stock dividends or other similar transactions.
(2)	Estimated solely for the purpose of computing the registration fee. This amount was calculated pursuant to Rule 457(h) under the Securities Act on the basis of $7.26 per share, which was the average of the high and low sale prices of the Registrant’s common stock on The NASDAQ Global Select Market on February 11, 2008.

EXPLANATORY NOTE

FBR Capital Markets Corporation (the “Registrant” or the “Company”) has prepared this Registration Statement in accordance with the requirements of Form S-8 under the Securities Act to register up to an aggregate of 22,609,985 shares of common stock, $0.001 par value per share, under its 2006 Long-Term Incentive Plan, as amended on December 12, 2007 (the “Plan”). This Registration Statement also includes a reoffer prospectus. The reoffer prospectus may be utilized for reofferings and resales on a continuous or delayed basis in the future of up to 2,674,830 shares of common stock that have been issued by the Registrant pursuant to the Plan prior to the filing of this Registration Statement. Certain shares offered by the reoffer prospectus are “control securities” (as defined in General Instruction C to Form S-8). The other shares covered by the reoffer prospectus are “restricted securities” (as defined in General Instruction C to Form S-8).

Part I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1.	Plan Information.

Not required to be filed with this Registration Statement.*

Item 2.	Registrant Information and Employee Plan Annual Information.

Not required to be filed with this Registration Statement.*

*	The documents containing the information specified in this Part I are being separately provided to the participants in the Plan, as specified by Rule 428(b)(1) under the Securities Act.

*    *    *

The reoffer prospectus referred to in the Explanatory Note follows this page.

Reoffer Prospectus

2,674,830 Shares

FBR CAPITAL MARKETS CORPORATION

Common Stock

This prospectus relates to 2,674,830 shares of our common stock that may be offered and resold from time to time by the selling shareholders identified in this reoffer prospectus for their own accounts. The shares described in this prospectus were issued pursuant to the FBR Capital Markets Corporation 2006 Long-Term Incentive Plan, as amended on December 12, 2007, or the Plan. All of the selling shareholders are directors, officers or employees of our company or our subsidiaries. We will receive no part of the proceeds from sales made under this prospectus.

The shares of common stock covered by this prospectus are “restricted securities” and, in some cases, “control securities” under the Securities Act. This prospectus has been prepared to allow for future resales of the shares covered by this prospectus by the selling shareholders, on a continuous or delayed basis, to the public without restriction. Each shareholder that resells shares of our common stock pursuant to this prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. Any commissions received by a broker or dealer in connection with resales of shares our common stock covered by this prospectus may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest, may resell their shares of common stock covered by this prospectus from time to time in one or more public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

We are paying the expenses incurred in registering the shares covered by this prospectus and the preparation of this prospectus, but all selling and other expenses, including but not limited to any discounts, commissions and applicable transfer taxes, incurred by each of the selling shareholders will be borne by that shareholder.

Our common stock is listed on The NASDAQ Global Select Market, or Nasdaq, under the symbol “FBCM.” On February 14, 2008, the last reported sale price of our common stock on Nasdaq was $7.13 per share.

Our principal executive offices are located at 1001 Nineteenth Street North, Arlington, Virginia 22209. Our telephone number is (703) 312-9500.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 1 OF THIS PROSPECTUS FOR A DISCUSSION OF THOSE RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this reoffer prospectus is February 15, 2008.

You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The shares of common stock covered by the prospectus are not being offered or sold in any jurisdiction where the offer or sale is not permitted. You should not assume that the information included or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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AVAILABLE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

We also make available on our web site, http://www.fbrcapitalmarkets.com, free of charge, the documents we file with the SEC, as soon as practicable after we file these documents with the SEC. Information on or connected to our web site shall not be deemed to be a part of this prospectus.

We have filed with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of our common stock to be resold from time to time under this prospectus by certain selling shareholders who acquire their shares of our common stock covered by this prospectus pursuant to the Plan and their pledgees, donees, transferees or other successors-in-interest. The SEC permits us to omit from this prospectus certain information, exhibits and undertakings contained in the registration statement.

You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement accompanying this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The shares of common stock covered by this prospectus are not being offered or sold in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

INCORPORATED DOCUMENTS

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus or any information in a prospectus supplement accompanying this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our prospectus filed pursuant to Rule 424(b)(3) under the Securities Act on October 5, 2007;

•	our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007;

•

our Current Reports on Form 8-K filed with the SEC on July 5, 2007, September 12, 2007, October 25, 2007 and December 18, 2007 and our Current Report on Form 8-K/A filed with the SEC on December 18, 2007;

•	our Definitive Information Statement on Schedule 14C filed with the SEC on November 20, 2007; and

•	our description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 5, 2007.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement of which this prospectus forms a part and to be a part of this prospectus from the date of filing of such documents. Statements contained in this prospectus or in a document incorporated by reference may be modified or superseded by later statements in this prospectus, including a prospectus supplement accompanying this prospectus, or by statements in subsequent documents incorporated by reference, in which case you should refer to the later statement.

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You may obtain a copy of these documents at no cost by requesting them from us by writing or calling: FBR Capital Markets Corporation, 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations, telephone: (703) 312-9500.

CERTAIN DEFINITIONS

Except where the context suggests otherwise, “we,” “us,” “our” and “our company” refer to FBR Capital Markets Corporation and its subsidiaries, including Friedman, Billings, Ramsey & Co., Inc., which we sometimes refer to as “FBR & Co.,” Friedman, Billings, Ramsey Investment Management, Inc., which we sometimes refer to as “FBRIM,” FBR Fund Advisers, Inc., which we sometimes refer to as “FBR Fund Advisers,” Friedman, Billings, Ramsey International, Ltd., which we sometimes refer to as “FBRIL,” and FBR Capital Markets Merchant Banking Co., which we sometimes refer to as “FBR Merchant Banking Co.” Except where the context suggests otherwise, “FBR Group” refers to Friedman, Billings, Ramsey Group, Inc. and its subsidiaries, including FBR TRS Holdings, Inc., which we sometimes refer to as FBR TRS Holdings, us, FBR & Co., FBRIM, FBR Fund Advisers, FBRIL and FBR Merchant Banking Co. Unless indicated otherwise, the data in this prospectus with respect to rankings within the investment banking industry have been obtained from Dealogic, an independent information provider to the investment banking industry.

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OUR COMPANY

We are a full-service investment banking, institutional sales, trading and research and asset management firm with a customer-focused and innovative approach to meeting our clients’ needs. In addition, we make principal investments, including merchant banking investments, with our own capital. Since the founding of Friedman, Billings, Ramsey Group, or FBR Group, we have grown from a boutique investment bank with primary expertise in financial institutions into a top-ranking U.S. investment bank with broad industry coverage in the following sectors of the economy: consumer, diversified industrials, energy and natural resources, financial institutions, healthcare, insurance, real estate and technology, media and telecommunications, or TMT. We refer to these eight sectors as our core sectors.

We are an indirect taxable REIT subsidiary of FBR Group. We were formed in June 2006 as a Virginia corporation to be the holding company for FBR Group’s capital markets business, including investment banking and institutional sales, trading and research, and asset management business. In June 2007, we completed the initial public offering of our common stock. As of the date of this prospectus, we are a majority-owned subsidiary of FBR Group.

R ISK FACTORS

Investing in our common stock involves risks. Before making an investment decision you should carefully consider the following risks and all of the other information incorporated by reference or provided in this prospectus. If any of the risks, uncertainties, events or developments described below occurs, our business, financial condition or results of operation could be negatively impacted. In that case, the price of our shares of common stock could decline significantly, and you could lose some or all of your investment. In connection with the forward-looking statements that appear in this prospectus, you should also carefully review the cautionary statements included under the caption “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our financial results may fluctuate substantially from quarter to quarter, which may impair our stock price.

We have experienced, and expect to experience in the future, significant quarterly variations in our revenues and results of operations. These variations may be attributed in part to the fact that our investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In most cases we receive little or no payment for investment banking engagements that do not result in the successful completion of a transaction. As a result, our business is highly dependent on market conditions as well as the decisions and actions of our clients and interested third parties. For example, a client’s securities offering may be delayed or terminated because of adverse market conditions, failure to obtain necessary regulatory approvals or unexpected financial or other problems in the client’s business. If the parties fail to complete an offering in which we are participating as an underwriter or placement agent, we will earn little or no revenue from the transaction. This risk may be intensified by our focus on early-stage companies in certain sectors, as the market for securities of these companies may experience significant variations in the number and size of equity offerings as well as the after-market trading volume and prices of newly issued securities. Recently, more companies initiating the process of an initial public offering are simultaneously exploring M&A exit opportunities. Our investment banking revenues would be adversely affected in the event that an initial public offering for which we are acting as an underwriter is preempted by the company’s sale if we are not engaged as a strategic advisor in such sale. As a result, we are unlikely to achieve steady and predictable earnings on a quarterly basis, which could in turn adversely affect the price of our common stock.

We encounter intense competition for qualified professionals from other investment banking firms and from businesses outside the investment banking industry, such as hedge, private equity and venture capital funds, and our failure to hire qualified professionals and retain our existing professionals may materially impede the success and growth of our business.

Our people are our most valuable resource. Our ability to secure and maintain investment banking engagements depends upon the reputation, judgment, business generation capabilities and project execution skills of our professionals. Our professionals’ reputations and relationships with our clients are a critical element in obtaining and executing client engagements. Generally, we do not have employment or non-competition agreements with any of our professionals. We encounter intense competition for qualified professionals from other companies in the investment banking industry and from businesses outside the investment banking industry, such as hedge, private equity and venture capital funds. We may experience losses of investment banking, brokerage, research and other professionals and our failure to hire qualified professionals and retain our existing professionals may materially impede our success and growth. The departure or other loss of our key professionals who manage substantial client relationships or who possess substantial experience and expertise, could impair our ability to secure or successfully complete engagements, which could materially adversely affect our business and results of operations. In addition, if any of our investment bankers or members of our executive management team were to join an existing competitor or form a competing company, some of our clients could choose to use the services of that competitor instead of our services. We may not be able to prevent our investment bankers or the members of our executive management team from resigning to join our competitors or from forming a competing company.

We depend on relatively few industries to generate a significant percentage of our revenue, which may limit our revenues and net income and may adversely affect our operating results and negatively impact the market price of our common stock.

We are dependent on revenues related to securities issued by companies in specific industry sectors. The consumer, diversified industrials, energy and natural resources, financial institutions, healthcare, insurance, real estate and TMT sectors account for the majority of our investment banking, asset management, institutional trading and research activities. Therefore, any downturn in the market for the securities of companies in these industry sectors, or factors affecting such companies, could adversely affect our operating results and financial condition. Additionally, the frequency and size of securities offerings can vary significantly from industry to industry due to economic, legislative, regulatory and political factors.

Underwriting and other capital raising transactions, strategic advisory engagements and related trading activities in our core sectors represent a significant portion of our businesses. This concentration of activity exposes us to the risk of substantial declines in revenues in the event of downturns in our core sectors. For example, total public equity capital raised in our core sectors fell from $111.6 billion in 2004 to $103.2 billion in 2005, a decrease of 7.5%. The total number of public equity offerings in our core sectors also fell significantly, from 685 transactions in 2004 to 566 transactions in 2005, a decrease of 17.4%. Any future downturns in our core sectors could result in a decrease in the size or number of transactions we complete, which would reduce our investment banking revenues.

We also derive a significant portion of our revenues from institutional sales and trading transactions related to the securities of companies in these sectors. Our revenues from such institutional sales and trading transactions may decline when underwriting activities in these industry sectors decline, the volume of trading on securities markets or exchanges decline, or when industry sectors or individual companies report results below investors’ expectations.

We have incurred losses in recent periods and may incur losses in the future.

We have incurred losses in recent periods. For the year ended December 31, 2006, we had a net loss of approximately $9.8 million. We may incur losses in future periods. If we are unable to raise funds to finance future losses, those losses may have a significant effect on our liquidity as well as our ability to operate. As a result, the market price of our common stock could decline significantly.

In addition, we may incur significant expenses in connection with any expansion of our capital markets and asset management businesses or in connection with strategic acquisitions and investments. Accordingly, we will need to increase our revenues at a rate greater than our expenses to achieve and maintain profitability. If our revenues do not increase sufficiently, or even if our revenues increase but we are unable to manage our expenses, we will not achieve and maintain profitability in future periods.

Our failure to acquire or internally develop the infrastructure needed to offer a complete range of M&A services could negatively affect the growth of our business.

Our ability to expand our M&A business depends upon acquiring a platform from which to offer a complete range of M&A services or by expanding and enhancing the investment banking services we presently offer. We intend to incur increased costs to expand this business. Our failure to acquire or hire additional M&A professionals to offer additional M&A services or our failure to successfully integrate such M&A services into our existing business could have an adverse impact on our business. Furthermore, our failure to expand our M&A services capabilities to satisfy anticipated near-term demand in our core sectors may harm our growth prospects.

Pricing and other competitive pressures may impair the revenues and profitability of our institutional brokerage business.

We derive a significant portion of our revenues from our institutional brokerage business. Along with other firms, we have experienced intense price competition in this business in recent years. In particular, the ability to execute trades electronically and through alternative trading systems has increased the pressure on trading commissions and spreads. We expect pricing pressures in the business to continue. Decimalization in securities trading, introduced in 2000, has also reduced revenues and lowered margins within the equity sales and trading divisions of many firms, including ours. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price or use their own capital to facilitate client trading activities. In addition, we face pressure from our larger competitors, which may be better able to offer a broader range of complementary products and services to clients in order to win their trading business. If we are unable to compete effectively in these areas, the revenues from our sales and trading business may decline, and our business and results of operations may be adversely affected. Our research and institutional brokerage business may be adversely affected by changes in laws and regulations and industry practices.

Changes in laws and regulations governing our institutional brokerage and research activities could also adversely affect our institutional brokerage and research business. For example, in July 2006, the SEC published interpretive guidance regarding the scope of permitted brokerage and research services in connection with “soft dollar” practices (i.e., arrangements under which an investment adviser directs client brokerage transactions to a broker in exchange for research products or services in addition to brokerage services) and solicited further public comment regarding soft dollar practices involving third party providers of research. The July 2006 SEC interpretive guidance may affect our institutional brokerage and research business and laws or regulations may prompt institutional brokerage customers to revisit or alter the manner in which they pay for research or brokerage services.

Changes in industry practices may also adversely affect our results of operations. Historically, our clients have paid us for research through commissions on trades. Recently, Fidelity Investments has entered into arrangements with certain financial institutions of which it is a client, pursuant to which Fidelity Investments agreed to pay separately for trading and research services, a process known as “unbundling.” Previously, Fidelity Investments had, like other fund managers, paid for research from those financial institutions through the commissions that it had paid to those financial institutions for trading services. As a result, the financial institutions that have entered into unbundling arrangements with Fidelity Investments will charge lower commissions per trade but will receive separate compensation for research that they provide to Fidelity Investments. Currently, we are not a party to any unbundling arrangements. However, we cannot assure you that we will not be a party to any unbundling arrangements in the future. It is uncertain whether unbundling arrangements will become an industry trend, and if so, to what extent. Furthermore, we cannot predict the consequences on our business of these arrangements, nor can we predict the impact on our business if unbundling develops as an industry trend. If unbundling becomes prevalent, we cannot assure you that our institutional brokerage clients will also pay us separately for our research, or if they do, that our revenues from these clients will remain the same. If our clients wish to purchase sales and trading and research services separately, we cannot assure you that we will be able to market our services on that basis as effectively as some of our competitors, and our business consequently could be adversely affected.

We face strong competition from larger firms, some of which have greater resources and name recognition, which may impede our ability to grow our business.

The brokerage and investment banking industries are intensely competitive and we expect them to remain so. We compete on the basis of a number of factors, including client relationships, reputation, the abilities of our professionals, market focus and the relative quality and price of our services and products. We have experienced intense price competition in some of our businesses, in particular discounts in large block trades and trading commissions and spreads. In addition, pricing and other competitive pressures in investment banking, including the trends toward multiple book runners, co-managers and multiple financial advisors handling transactions, have continued and could adversely affect our revenues, even as the volume and number of investment banking transactions have started to increase. We believe we may experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price.

Many of our competitors in the brokerage and investment banking industries have a broader range of products and services, greater financial and marketing resources, larger customer bases, greater name recognition, more senior professionals to serve their clients’ needs, greater global reach and more established relationships with clients than we have. These larger and better capitalized competitors may be better able to respond to changes in the brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally.

The scale of our competitors has increased in recent years as a result of substantial consolidation among companies in the brokerage and investment banking industries. In addition, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired underwriting or financial advisory practices and broker-dealers or have merged with other financial institutions. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support investment banking with commercial banking, insurance and other financial services in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses. In particular, the ability to provide financing has become an important advantage for some of our larger competitors and, because we do not provide such financing, we may be unable to compete as effectively for clients in a significant part of the brokerage and investment banking market.

If we are unable to compete effectively with our competitors, our business, financial condition and results of operations will be adversely affected.

Our capital markets and strategic advisory engagements are singular in nature and our failure to capture repeat business from existing clients may harm our operating results.

Our investment banking clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific capital markets or mergers and acquisitions transactions, rather than on a recurring basis under long-term contracts. As these transactions are typically singular in nature and our engagements with these clients may not recur, we must continuously seek out new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from the successful completion of transactions, our business and results of operations would likely be adversely affected.

Larger and more frequent capital commitments in our trading, underwriting and other businesses increases the potential for us to incur significant losses.

There is a trend toward larger and more frequent commitments of capital by financial services firms in many of their activities. For example, in order to win business, investment banks are increasingly committing to purchase large blocks of stock from publicly traded issuers or significant shareholders, instead of the more traditional marketed underwriting process, in which marketing is typically completed before an investment bank commits to purchase securities for resale. We may undertake block trades in the future. As a result, we will be subject to increased risk as we commit greater amounts of capital to facilitate primarily client-driven business and, therefore, may suffer losses even when economic and market conditions are generally favorable for others in the industry.

Although we have historically not engaged in proprietary trading, we may engage in proprietary trading in the future to maintain trading positions in the fixed income and equity markets. We may enter into large transactions in which we commit our own capital as part of our client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. We may also incur significant losses from our trading activities due to market fluctuations and volatility in our results of operations. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in the value of those assets or in those markets could result in losses. Conversely, to the extent we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

Liquidity, or ready access to funds, is essential to financial services firms. Failures of financial institutions have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our trading business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in brokerage transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our trading clients, third parties or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

FBR & Co., which is a domestic registered broker-dealer, is subject to the net capital requirements of the SEC and various self-regulatory organizations of which it is a member. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. FBRIL, which is a registered broker-dealer in the United Kingdom, is also subject to the capital requirements of the United Kingdom Financial Services Authority, or FSA. Any failure to comply with these net capital requirements could impair our ability to conduct our core business as a brokerage firm.

Furthermore, FBR & Co. and FBRIL are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from them to us. As a holding company, we will depend on dividends, distributions and other payments from our subsidiaries to fund our obligations, including debt obligations. As a result, regulatory actions could impede access to funds that we need to make payments on our obligations, including debt obligations.

We are highly dependent on communications, information and other systems and third parties, and any systems failures could significantly disrupt our business, which may, in turn, negatively affect the price of our common stock.

Our business is highly dependent on communications, information and other systems, including systems provided by our clearing broker and by and for other third parties. Any failure or interruption of our systems, the systems of our clearing broker or third-party trading or information systems could cause delays or other problems in our securities trading activities, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock. In addition, our clearing broker provides elements of our principal disaster recovery system. We cannot assure you that we or our clearing broker will not suffer any systems failure or interruption, including one caused by a hurricane, earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war, terrorist attack, pandemic or other emergency situation, or that our or our clearing broker’s back-up procedures and capabilities in the event of any such failure or interruption will be adequate. The occurrence of any failures or interruptions could significantly harm our business.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could harm our business.

Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. Although we regularly review credit exposures to specific clients and counterparties and to specific industries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.

Strategic investments or acquisitions and joint ventures may result in additional risks and uncertainties in our business.

We intend to grow our core businesses through both internal expansion and through strategic investments, acquisitions or joint ventures. To the extent we make strategic investments or acquisitions or enter into joint ventures, we face numerous risks and uncertainties combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners. In the case of joint ventures, we are subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control. In addition, conflicts or disagreements between us and our joint venture partners may negatively impact our businesses.

To the extent that we pursue business opportunities outside the United States, we will be subject to political, economic, legal, operational and other risks that are inherent in operating in a foreign country, including risks of possible nationalization, expropriation, price controls, capital controls, exchange controls and other restrictive governmental actions, as well as the outbreak of hostilities. In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. We are also subject to the enhanced risk that transactions we structure might not be legally enforceable in the relevant jurisdictions.

Our due diligence may not reveal all of a portfolio company’s liabilities and may not reveal other weaknesses in a portfolio company’s business.

Before we make merchant banking investments, we assess the strength and skills of an entity’s management and other factors that we believe will determine the success of the investment. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly important and subjective with respect to newly-organized entities because there may be little or no information publicly available about the company. We cannot assure you that our due diligence processes will uncover all relevant facts or risks about a company in which we make a merchant banking investment, or that any such investment will be successful. Any unsuccessful merchant banking investments may have a material adverse effect on our financial condition and results of operation.

In any potential merchant banking investment, we depend on management and have limited ability to influence management of portfolio companies.

We generally do not control the management, investment decisions or operations of the enterprises in which we make merchant banking investments. Management of those enterprises may decide to change the nature of their assets or business plan, or management may otherwise change in a manner that is not satisfactory to us. We typically have no ability to affect these management decisions, and as noted below, may have only limited ability to dispose of these investments.

We may make merchant banking investments that have limited liquidity, which may reduce the return on those investments to our shareholders.

The equity securities of a new publicly-held or privately-held entity in which we make a merchant banking investment are likely to be restricted as to resale and may otherwise be highly illiquid. We expect that there will be restrictions on our ability to resell the securities of any private or newly-public company that we acquire for a period of at least one year after we acquire those securities. Thereafter, a public market sale may be subject to volume limitations or dependent upon securing a registration statement for a secondary offering of the securities.

The securities of newly-public entities may trade less frequently and in smaller volume than securities of companies that are more widely held and have more established trading patterns. Sales of these securities may cause their values to fluctuate more sharply. Because we will make merchant banking investments through an affiliate of FBR & Co., a registered broker-dealer in the U.S., and FBRIL, a registered broker-dealer in the United Kingdom, our ability to invest in companies may be constrained by applicable securities laws and regulations and the rules of the Financial Industry Regulatory Authority, or FINRA, and similar self-regulatory organizations. FBR & Co.’s investment and trading activities are regulated by the SEC, the FINRA and other governmental authorities, and FBRIL’s investment and trading activities are regulated by similar regulatory authorities in the United Kingdom. As a result, the rules of the SEC, the FINRA and other governmental authorities may limit our ability to invest in the securities of companies whose securities are underwritten or privately placed by our broker-dealer affiliates.

Prices of the equity securities of new entities in which we make merchant banking investments may be volatile. We may make merchant banking investments that are significant relative to the portfolio company’s overall capitalization, and resales of significant amounts of these securities might adversely affect the market and the sales price for the securities.

The disposition value of our merchant banking investments is dependent upon general and specific market conditions which could result in a decline of the value of these investments.

Even if we make an appropriate investment decision based on the intrinsic value of an enterprise, we cannot assure you that the market value of the investment will not decline, perhaps materially, as a result of general market conditions. For example, an increase in interest rates, a general decline in the stock markets, or other market conditions adverse to companies of the type in which we invest could result in a decline in the value of our investments.

We may have potential conflicts of interest with our executive officers and employees which could result in decisions that are not in your best interests.

From time to time, our executive officers and employees may invest in private or public companies in which we, or one of our affiliates, is or could potentially be an investor or for which we carry out investment banking assignments, publish research or act as a market maker. In addition, we have in the past and will likely in the future organize businesses, such as our hedge, private equity and venture capital funds, in which our employees may acquire minority interests or profit interests. There are risks that, as a result of such investment or profit interest, an executive officer or employee may have incentives to take actions that would conflict with our best interests. Our board of directors has adopted a code of business conduct and ethics which contains a policy with respect to conflicts of interest. We also have in place compliance procedures and practices designed to monitor the activities of our executive officers and employees, including their investing activities. However, we cannot guarantee that our code of business conduct and ethics or these procedures and practices will be effective.

Our capital markets business is dependent on cash inflows to mutual funds and other pooled investment vehicles, which could result in our experiencing operating losses if cash flows slow.

A slowdown or reversal of cash inflows to mutual funds and other pooled investment vehicles could lead to lower capital markets revenues for us since mutual funds and other pooled investment vehicles purchase a significant portion of the securities offered in public offerings underwritten by our broker-dealer subsidiaries and subsequently traded in the secondary markets. Demand for new equity offerings has been driven in part by institutional investors, particularly large mutual funds and hedge funds, seeking to invest on behalf of their investors. The public may redeem mutual funds as a result of a decline in the market generally or as a result of a decline in mutual fund net asset values. To the extent that a decline in cash inflows into mutual funds reduces demand by fund managers for initial public or secondary offerings, our capital markets business and results of operations could be materially adversely affected. Moreover, a slowdown in investment activity by mutual funds may have an adverse effect on the securities markets generally. Such environments may adversely affect the market price of our common stock.

Changes in interest rates could negatively affect the value of any investments we make with our excess liquidity, which could result in reduced earnings or losses.

Subject to maintaining our exemption from the registration requirements of the Investment Company Act of 1940, as amended, or the 1940 Act, we expect to invest our excess capital from time to time in highly liquid investments, which we plan to utilize in our overall cash management activities and are readily convertible to cash, including, among other investment types, U.S. government and agency obligations and other investments that have a carried or implied AAA rating. Under a normal yield curve, investments that are sensitive to fluctuations in interest rates will decline in value if long-term interest rates increase. Certain investments that we may make with our excess liquidity, such as investments having a carried or implied AAA rating, will be guaranteed as to the payments of principal and interest. However, those guarantees will not protect us from declines in market value caused by changes in interest rates. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect the price of our common stock.

In addition, changes in interest rates may impact some of our merchant banking equity investments in companies whose business models are sensitive to interest rates.

We may make merchant banking investments in mezzanine or senior unsecured loans that may have greater risks of loss than secured senior loans and if those losses are realized, it could adversely affect our earnings. As a result, the price of our common stock would likely decline.

We may make merchant banking investments in mezzanine or senior unsecured loans that involve a higher degree of risk than long-term senior secured loans. First, the loans may not be secured by mortgages or liens on assets. Even if secured, these loans may have higher loan-to-value ratios than a senior secured loan. Furthermore, our right to payment and the security interest may be subordinated to the payment rights and security interests of the senior lender. Therefore, we may be limited in our ability to enforce our rights to collect these loans and to recover any of the loan balance through a foreclosure of collateral.

Our loans may have an interest only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the loan. In this case, a borrower’s ability to repay its loan may be dependent upon a liquidity event that will enable the repayment of the loan.

In addition to the above, numerous other factors may affect a company’s ability to repay its loan, including the failure to meet its business plan, a downturn in its industry or negative economic conditions. A deterioration in a company’s financial condition and prospects may be accompanied by deterioration in the collateral for the loan. Losses in our loans could adversely affect our earnings. As a result, the price of our common stock would likely decline.

Loans that we may make to highly leveraged companies may have a greater risk of loss which, in turn, could adversely affect the price of our common stock.

Leverage may have material adverse consequences to the companies to which we may make loans in connection with our merchant banking business and to us as an investor in these companies. These companies may be subject to restrictive financial and operating covenants. The leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to business opportunities may be limited. A leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used. As a result, leveraged companies have a greater risk of loss. Losses on such loans could adversely affect our earnings. As a result, the price of our common stock could be negatively impacted.

If we become subject to the registration requirements of the 1940 Act as a result of our principal investing activities, our ability to operate our business as contemplated would be impaired, our operating results would be adversely affected and our stock price would likely decline.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under 1940 Act. However, if anything were to happen which would cause us to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates (including FBR Group) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, FBR Group and our subsidiary, FBR & Co., or any combination thereof, and materially adversely affect our business, financial condition and results of operations.

Risks Related to Our Relationship with FBR Group

We are dependent on FBR Group to provide us with our executive management team, and we may not be able to execute our business plan in the event that FBR Group terminates our management services agreement, members of our executive management team are no longer available to us and we are unable to find suitable replacements for them or the members of our executive management team do not dedicate a sufficient amount of their professional time to our endeavors.

Pursuant to the management services agreement that we entered into with FBR Group, FBR Group provides us with our executive management team. We are subject to the risk that FBR Group may terminate the management services agreement for any reason. In addition, we have no assurance that, while the agreement is in effect, the services of the executive management team will be available to the full extent of our needs. We believe that our success depends to a significant extent upon the experience of FBR Group’s executive officers, whose continued service is not guaranteed. Our executive officers do not have employment agreements and are not required to dedicate a specified portion of their professional time to our endeavors. We and FBR Group may, from time to time, agree to modify the terms of the management services agreement, subject to approval by a majority of the disinterested directors serving on our board of directors. Prior to completion of our initial public offering, we amended the management services agreement to change the amount that we pay FBR Group under this agreement. Our board of directors, including a majority of our independent directors, approved the amendment to the management services agreement. The management services agreement may be terminated by either our company or FBR Group for any reason by providing written notice of non-renewal at least 90 days prior to the end of each calendar year. If FBR Group terminates the management services agreement or certain members of the executive management team provided to us by FBR Group leave FBR Group or are otherwise no longer available to us or are not available to the full extent of our needs, we may not be able to replace them with suitable management and may be unable to execute our business plan.

The compensation that our executive management team receives from FBR Group, which is based in part on the fees that FBR Group earns under the management services agreement between us and FBR Group, could possibly cause our executive management team to make decisions that are intended to generate short-term profits but that are not in our best interest in the long-term.

Prior to completion of our initial public offering, we amended the management services agreement. Prior to the amendment, we paid FBR Group an annual amount equal to 8.0% of our consolidated pre-tax earnings, plus an additional amount equal to 3.0% of the pre-tax earnings of our investment banking unit, in each case before deducting the amount payable to FBR Group. Pursuant to the amendment to the management services agreement, we now pay FBR Group an annual amount equal to 8.0% of our consolidated pre-tax net income of our company, before payment of such amount, plus a $1.5 million flat fee grossed up for tax purposes and certain employee benefit expenses. Because FBR Group allocates the 8% amount to the FBR Group executive bonus pool and our executive management team, in their capacities as executive officers of FBR Group, will be paid annual bonuses out of this pool, the opportunity to earn higher compensation in the short-term could possibly lead our executive management team to place undue emphasis on the maximization of our company’s pre-tax net income in the short-term at the expense of other criteria, such as our long-term strategic goals. For example, investments with higher yield potential are generally riskier or more speculative and the promise of higher pre-tax earnings in the near-term could possibly induce our executive management team to pursue a speculative strategic acquisition or investment that is not in the best interest of our shareholders or may result in increased risk to our merchant banking portfolio.

We have substantial conflicts of interest in our relationship with FBR Group, its affiliates and our executive officers and directors which may impose certain limitations on our ability to pursue corporate opportunities.

At the time of our formation when our contribution, corporate, tax sharing, management services, services and trademark license agreements and our 2006 Long-Term Incentive Plan and other organizational matters were approved for us, FBR Group, through its affiliate, FBR TRS Holdings, was our sole shareholder. These matters were negotiated when our chairman and chief executive officer, and our other senior executive officers, each served as an executive officer of FBR Group and therefore were not negotiated at arm’s length. The matters covered by our agreements with FBR Group were not approved by a majority of disinterested directors. Therefore, their terms, including fees payable to FBR Group and the consideration paid by us pursuant to the contribution agreement, may not be as favorable to us as if they had been negotiated with an unaffiliated third party or approved by a majority of disinterested directors. In addition, we may enter into transactions in the future with FBR Group and its affiliates. We have also agreed to indemnify FBR Group and its respective directors, officers, employees and persons controlling FBR Group with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts performed on behalf of FBR Group not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their respective duties and performed in good faith.

FBR Group will not be required to offer all potential corporate opportunities to us and there are limitations on our right to pursue investment banking opportunities.

The corporate agreement that we entered into with FBR Group permits FBR Group and our company to:

•	engage in the same or similar business activities as the other party;

•	do business with any customer or client of the other party; and

•	employ or engage any officer or employee of the other party.

Pursuant to the corporate agreement between FBR Group and us, we have agreed with FBR Group that if one of our officers or directors who also serves as an officer or director of FBR Group becomes aware of a corporate opportunity for both FBR Group and us which does not relate to our capital markets or asset management or merchant banking businesses, the officer or director will have a duty to present that opportunity to FBR Group, and FBR Group will have the sole right to pursue the transaction if it so determines. FBR Group may gain the benefit of corporate opportunities that do not relate to our capital markets or asset management business and are presented to our executive officers and/or directors. As a result, we may not be able to expand or grow our business.

Because FBR Group controls a majority of the voting power of our common stock, investors will not be able to affect the outcome of any shareholder vote.

FBR Group, through FBR TRS Holdings, controls a majority of the voting power of our common stock. We have also granted FBR Group an option to purchase, through FBR TRS Holdings, additional shares of our common stock in order to enable FBR Group to maintain its beneficial ownership percentage in our company. Any exercise of this option by FBR Group must occur simultaneously with our issuance of any additional shares of our common stock, but only to the extent necessary to permit FBR Group to maintain its then-existing beneficial ownership percentage of our common stock. Prior to completion of our initial public offering, we amended the corporate agreement to specify that FBR Group’s option will not apply and will not be exercisable in connection with our issuance of any shares of common stock or securities exercisable for or convertible into shares of common stock pursuant to any stock option, or other director, executive or employee benefit or compensation plan maintained by us unless the issuance would cause FBR Group and its affiliates to own less than a majority of our common stock on a fully-diluted basis as a result of such issuance. Our board of directors, including a majority of our independent directors, approved this amendment to the corporate agreement.

For as long as FBR Group beneficially owns more than 50% of the outstanding shares of our common stock, it will be able to direct the election of all of the members of our board of directors (other than the two members of our board of directors that Crestview Partners, or Crestview, a New York-based private equity firm has the right to designate pursuant to certain agreements are entered into with Crestview and our affiliates at the time of our July 2006 private offering), call a special meeting of shareholders at which our directors may be removed with or without cause and determine the outcome of all matters submitted to a vote of our shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional shares of common stock or other equity securities and the payment of dividends on common stock. FBR Group currently has and will have the power to prevent or cause a change in control, and could take other actions that might be favorable to FBR Group but not to our other shareholders.

Because FBR Group beneficially owns a majority of the outstanding shares of our common stock, we are a “controlled company” within the meaning of the Nasdaq Marketplace Rules and, as a result, we are not subject to all of the Nasdaq corporate governance requirements.

Because FBR Group controls more than 50% of the voting power of our common stock, we are a “controlled company” within the meaning of the Nasdaq Marketplace Rules. Under the Nasdaq Marketplace Rules, a controlled company may elect not to comply with certain Nasdaq corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended by a majority of the independent directors or by a nominating committee composed solely of independent directors. Because we have taken advantage of the controlled company exemption to certain Nasdaq corporate governance requirements, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

A failure of FBR Group to qualify as a REIT for one or more years may expose us to joint and several liability for FBR Group’s past federal income tax liability.

In the event FBR Group failed to qualify as a REIT for any year or years prior to or including 2006, FBR Group could have a federal tax liability in respect of its income for such years, and any such liability could be substantial. FBR Group’s failure to qualify as a REIT for a given year could cause certain of our subsidiaries to have been part of a consolidated group with FBR Group and its affiliates for federal income tax purposes for a period of one or more years. As a general matter, corporations that are members of a consolidated group have joint and several liability for the federal income tax liability of the entire consolidated group during any tax year for which it is consolidated. As a result, if FBR Group failed to qualify as a REIT for one or more years prior to or including 2006, certain of our subsidiaries could potentially be subject to joint and several liability with respect to such tax liability.

Our tax sharing agreement may result in conflicts of interest between our company and FBR TRS Holdings.

Under our tax sharing agreement, FBR TRS Holdings has sole authority to respond to and conduct all income tax proceedings, including tax audits, relating to prior tax periods of the consolidated group of which FBR TRS Holdings is the parent corporation. This arrangement may result in conflicts of interest between our company and FBR TRS Holdings with respect to prior taxable years, including taxable years prior to or including 2006. For example, under the tax sharing agreement, FBR TRS Holdings may choose to contest, compromise, or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to FBR TRS Holdings and detrimental to one or more of our subsidiaries and our shareholders (other than FBR TRS Holdings).

Risks Related to Our Relationship with Crestview

We may not be successful in capturing the benefit of our ongoing strategic advisory relationship with an affiliate of Crestview which may impede our growth and negatively impact our operating results.

We have agreed to pay Crestview Advisors, L.L.C., an affiliate of Crestview, a $1.0 million annual strategic advisory fee and reimburse Crestview Advisors, L.L.C. for reasonable out-of-pocket expenses in exchange for ongoing strategic advice and assistance. This fee is payable for as long as Crestview beneficially owns at least 50% of the shares of our common stock that the Crestview affiliates purchased in our 2006 private offering. Because Crestview Advisors, L.L.C. will not be required to provide specified services to us or our affiliates, we cannot assure you that this agreement will result in increased opportunities for any of our businesses or in the establishment of new relationships with potential clients or investors. To the extent that we do not capture the anticipated benefit of these services, our obligation to pay the $1.0 million annual strategic advisory fee may impede our growth and negatively impact our operating results.

Through certain agreements that FBR Group, FBR TRS Holdings and our company entered into with Crestview, Crestview will have the right to designate two of its representatives to serve on our board of directors and will therefore have the ability to influence any action taken or recommended by our board of directors. If Crestview’s interests are in conflict with the interests of our other shareholders, Crestview’s ability to influence our board of directors could result in a conflict of interest for members of our board.

At the closing of our 2006 private offering, FBR Group, FBR TRS Holdings and our company entered into agreements with Crestview that provide Crestview, among other things, with the right to designate two of its representatives for election to our board of directors. Subject to certain conditions, Crestview also has the right to designate one of its representatives to serve on each of the committees of our board of directors, to the extent permitted by law and the applicable regulations of the Nasdaq (or, if not so permitted, such designee(s) will have certain observation rights). Accordingly, Crestview may have the ability to influence any action taken or recommended by our board of directors. If Crestview’s interests are in conflict with the interests of our other shareholders, Crestview’s ability to influence our board of directors could result in a conflict of interest for members of our board.

Risks Related to Our Industry

Significantly expanded corporate governance and public disclosure requirements may result in fewer initial public offerings and distract existing public companies from engaging in capital market transactions which may reduce the number of investment banking opportunities available to pursue.

Highly-publicized financial scandals in recent years have led to investor concerns over the integrity of the U.S. financial markets, and have prompted Congress, the SEC, the NYSE and Nasdaq to significantly expand corporate governance and public disclosure requirements. To the extent that private companies, in order to avoid becoming subject to these new requirements, decide to forgo initial public offerings, our equity underwriting business may be adversely affected. In addition, provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules imposed by self-regulatory organizations have diverted many companies’ attention away from capital market transactions, including securities offerings and acquisition and disposition transactions. In particular, companies that are or are planning to be public are incurring significant expenses in complying with the SEC and accounting standards relating to internal control over financial reporting, and companies that disclose material weaknesses in such controls under the new standards may have greater difficulty accessing the capital markets. These factors, in addition to adopted or proposed accounting and disclosure changes, may have an adverse effect on our business.

Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

Firms in the financial services industry have been operating in a difficult regulatory environment. The industry has experienced increased scrutiny from a variety of regulators, including the SEC, NYSE, FINRA and state attorneys general. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory and enforcement environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Among other things, we could be fined, prohibited from engaging in some of our business activities or subject to limitations or conditions on our business activities. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. The SEC and other federal and state regulators have increased their scrutiny of potential conflicts of interest. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly seek to review and update our policies, controls and procedures. However, appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs, additional operational personnel and increased regulatory risk. Failure to adhere to these policies and procedures may result in regulatory sanctions or client litigation. For example, the research areas of investment banks have been and remain the subject of heightened regulatory scrutiny which has led to increased restrictions on the interaction between equity research analysts and investment banking personnel at securities firms.

Our exposure to legal liability is significant, and damages that we may be required to pay and the reputational harm that could result from legal action against us could materially adversely affect our businesses.

We face significant legal risks in our businesses and, in recent years, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have been increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities offerings and other transactions, potential liability for “fairness opinions” and other advice we provide to participants in strategic transactions and disputes over the terms and conditions of complex trading arrangements. We are also subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things.

As a brokerage and investment banking firm, we depend to a large extent on our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses. Moreover, our role as advisor to our clients on important underwriting or mergers and acquisitions transactions involves complex analysis and the exercise of professional judgment, including rendering “fairness opinions” in connection with mergers and other transactions. Therefore, our activities may subject us to the risk of significant legal liabilities to our clients and aggrieved third parties, including shareholders of our clients who could bring securities class actions against us. Our investment banking engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us or may not be enforceable in all cases. As a result, we may incur significant legal and other expenses in defending against litigation and may be required to pay substantial damages for settlements and adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our results of operations or cause significant reputational harm to us, which could seriously harm our business and prospects.

Employee misconduct could harm us and is difficult to detect and deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our company. For example, misconduct by employees could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases, and we may suffer significant reputational harm for any misconduct by our employees.

Risks Related to this Offering and Our Shares

We cannot assure that an active trading market for our common stock will be sustained.

We completed the initial public offering of our common stock in June 2007. Our shares are listed on The Nasdaq Global Select Market. Prior to our initial public offering, there had not been a public market for our common stock. While there has been significant trading in our common stock since our initial public offering, we cannot assure you that an active trading market for our common stock will be sustained. In the absence of an active public trading market, an investor may be unable to liquidate an investment in our common stock. We cannot assure you that the price at which the shares of common stock are selling in the public market will not decline.

The market price and trading volume of our common stock may be volatile.

The market price for our common stock may be highly volatile and may decline substantially. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect our stock price include:

•	actual or anticipated variations in our quarterly operating results;

•	publication of research reports about us or the industry in which we operate;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional shareholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Your interest in our company may be diluted if we issue additional shares of common stock.

In general, holders of our common stock do not have anti-dilution or preemptive rights with respect to any common stock issued by us in the future. Therefore, you may experience dilution of your equity investment if we issue additional shares of common stock in the future or if we issue securities that are convertible into shares of our common stock.

Future offerings of debt or preferred securities, which would rank senior to our common stock upon our liquidation may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt, including commercial paper, medium-term notes, and senior or subordinated notes, or preferred securities. Upon liquidation, holders of our debt or preferred securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Because our decision to issue debt or preferred securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future debt or preferred offerings. Thus, holders of our common stock bear the risk of our future debt or preferred offerings reducing the market price of our common stock.

Future sales of our common stock may depress our stock price.

We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock. In addition, the sale of additional shares could impair our ability to raise capital through a sale of additional equity securities. We also may issue from time to time additional common stock in connection with acquisitions or investments and we may grant additional registration rights in connection with such issuances.

We do not expect to pay any cash dividends in the foreseeable future.

We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends in the foreseeable future. Accordingly, you must rely on sales of your shares of common stock after price appreciation, which may never occur, as the only way to realize any future gains on your investment. Investors seeking cash dividends should not purchase our common stock.

Certain provisions of Virginia law, our articles of incorporation and bylaws make a takeover of our company by a third party difficult.

Certain provisions of Virginia law, the state in which we are incorporated, and our articles of incorporation and bylaws could prevent or discourage a third party from acquiring us or from attempting to acquire control of us. These provisions include:

•

a provision allowing our board of directors to issue preferred stock with rights senior to those of the common stock without any vote or action by the holders of our common stock. The issuance of the preferred stock could adversely affect the rights and powers, including voting rights, of the holders of the common stock; and

•	the requirement in our bylaws that shareholders provide advance notice when nominating directors for election at annual meetings of our shareholders.

These provisions could also limit the price that certain investors might be willing to pay in the future for shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements incorporated by reference or provided in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “goal,” “objective,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

The forward-looking statements included or incorporated by reference or provided in this prospectus are based on our beliefs, assumptions and expectations of our future performance, taking into account information known to us as of the date of this prospectus. These beliefs, assumptions and expectations may change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed, anticipated or contemplated in our forward-looking statements. You should carefully consider these risks before you invest in our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	the risks referenced or incorporated by reference in this prospectus, including those set forth under the section captioned “Risk Factors”;

•	general volatility of the capital markets and the possibility that an active public trading market for our common stock cannot be sustained;

•	deterioration in the business environment in the specific sectors of the economy in which we focus or a decline in the market for securities of companies within these sectors;

•	substantial fluctuations in our financial results;

•	our ability to retain our senior professionals;

•	pricing and other competitive pressures;

•	changes in laws and regulations and industry practices that adversely affect our sales and trading business;

•	incurrence of losses in the future;

•	the singular nature of our capital markets and strategic advisory engagements;

•	competition among financial services firms for business and personnel;

•	larger and more frequent capital commitments in our trading and underwriting businesses;

•	limitations on our access to capital;

•	malfunctioning or failure in our operations and infrastructure;

•	risks from strategic investments or acquisitions and joint ventures or our entry into new business areas;

•	failure to achieve and maintain effective internal controls;

•	declines in the market value of our principal investments;

•	the loss of our exemption from registration as an investment company under the Investment Company Act of 1940, as amended;

•	the overall environment for interest rates;

•	changes in our business strategy; and

•	availability, terms and deployment of capital.

When considering forward-looking statements, you should keep in mind the risks and other cautionary statements set forth in this prospectus. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our management’s views as of the date of this prospectus. The risks and other cautionary statements noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the shares of our common stock covered by this prospectus. We will pay all costs and expenses incurred by us in connection with the registration under the Securities Act of the shares of our common stock covered by this prospectus.

DIVIDEND POLICY

We do not anticipate that we will pay any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and growth of our business.

SELLING SHAREHOLDERS

This prospectus permits the resale of up to 2,674,830 shares of common stock by the selling shareholders identified below and their pledgees, donees, transferees and other successors-in-interest that receive shares from a selling shareholder as a gift, distribution or other non-sale related transfer after the date of this prospectus (all of whom may be selling shareholders for purposes of this prospectus). The shares of common stock covered by this prospectus may be offered and resold when and as the selling shareholders deem appropriate. All of the selling shareholders are directors, officers or employees of our company or our subsidiaries. The selling shareholders acquired these shares from us pursuant to restricted stock awards under the FBR Capital Markets Corporation 2006 Long-Term Incentive Plan. The shares of common stock covered by this prospectus may not be sold or otherwise transferred by the selling shareholders named in the table below unless and until the restrictions on sales or other transfers applicable to the shares of common stock acquired under the Plan lapse in accordance with the terms and conditions of the Plan and any applicable grant instrument.

The following table sets forth: (i) the name of each selling shareholder; (ii) any position, office or other material relationships with our company or our affiliates, including FBR Group, over the last three years of each selling shareholder; (iii) the number and percentage of shares of our common stock, known to us, that each selling shareholder beneficially owned prior to the offering for resale of the shares under this prospectus; (iv) the number of shares of common stock that may be offered for resale for the account of each selling shareholder under this prospectus; and (v) the number and percentage of shares of common stock to be beneficially owned by each selling shareholder after the offering of the shares under this prospectus (assuming all of the shares under this prospectus are sold for the account of each selling shareholder and no other shares of common stock are acquired or sold be each selling shareholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares of common stock that each selling shareholder may offer under this prospectus. We do not know how long the selling shareholders will hold these shares before selling them or how many shares they will sell. We currently have no agreements, arrangements or understandings with any of the selling shareholders regarding the sale of any of the shares covered by this prospectus. The shares of common stock offered by this prospectus may be offered from time to time by the selling shareholders listed below as described in this prospectus under the heading “Plan of Distribution.” We cannot assure you that any of the selling shareholders listed below will offer or resell any or all of the shares of common stock offered by them by this prospectus.

Unless indicated otherwise in the notes to the table below, each selling shareholder has sole voting and sole investment power over the shares of common stock beneficially owned by each selling shareholder, and the address of each selling shareholder is c/o FBR Capital Markets Corporation, 1001 Nineteenth Street North, Arlington, Virginia 22209.

This prospectus also covers possible sales by certain employees of our company or our subsidiaries who are not our “affiliates” (as defined in Rule 405 under the Securities Act) and who hold 1,000 shares or less which they acquired under the Plan prior to date of this prospectus. These shareholders are not named in the table below. It is anticipated that these unnamed, non-affiliated selling shareholders may, from time to time, sell all or part of the shares covered by this prospectus.

Name	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
			Number	Percentage
Abbott, James R.	3,500	3,500	—	*
Adkins, Paul R	2,000	2,000	—	*
Agnew, Gregory M.	3,536	2,000	1,536	*

Name	Number of Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
				Number	Percentage
Ahmed, Midhat	1,000		1,000	—	*
Aitken, Bradley S.	16,029		16,029	—	*
Akridge, John E.	12,320		12,320	—	*
Al-Bader, Mishari	5,000		5,000	—	*
Albus, Mark Joseph	2,351		1,000	1,351	*
Alonso, Domingo	12,859		11,193	1,666	*
Anderson, Brian	21,640		21,640	—	*
Angus, Richard Barton	1,000		1,000	—	*
Arif, Amir	4,979		3,500	1,479	*
Armstrong, Arthur E.	8,909		8,909	—	*
Ash, David Eric	2,500		2,500	—	*
Aylesworth, Winsor Henry	5,000		5,000	—	*
Backus, John W.	20,589		20,589	—	*
Balaran, Theresa Kilcarr	9,737		8,071	1,666	*
Barringer, Robert Charles	5,000		5,000	—	*
Barry, Dennis Loehr	1,000		1,000	—	*
Battaglini, Scott C.	1,600		1,600	—	*
Baum, Michael W.	2,000		2,000	—	*
Bauman, Nathan	1,000		1,000	—	*
Beattie, Paul Stewart	1,000		1,000	—	*
Bernstein, Todd	2,000		2,000	—	*
Beske, Gavin	8,032		7,500	532	*
Billings, Eric(3)	33,404,940	(4)	21,891	33,383,049	50.6%
Billings, Jonathan L.	81,536		81,536	—	*
Book, Kevin	7,386		7,386	—	*
Bordash, Robert	1,223		500	723	*
Bowie, David M.	2,086		500	1,586	*
Bracewell, Patrick	1,000		1,000	—	*
Bracken, Therese Anne	2,000		2,000	—	*
Brancati, Michael	10,313		10,313	—	*
Brezovec, Matthew	1,000		1,000	—	*
Bruno, Michael C.	8,844		8,844	—	*
Burdick, Lisa M.	1,500		1,500	—	*
Burk, Lauren M.	1,000		1,000	—	*
Burnham, Christopher N.	1,894		350	1,544	*
Burns, Timothy H.	27,777		27,777	—	*
Byrnes, Bradley K.	1,948		500	1,448	*
Campbell, Craig Lewis	3,000		3,000	—	*
Cannon, Will Alban	1,000		1,000	—	*
Carson, Douglas	7,500		7,500	—	*
Cerretani, Michael J.	21,565		21,565	—	*
Cheu, Jason	2,243		737	1,506	*
Chin, Sothara	2,000		2,000	—	*
Chopra, Vikas V.	2,000		2,000	—	*
Christensen, Colleen C.	2,000		2,000	—	*
Coll, Richard J.	2,500		2,500	—	*
Constant, Charles	2,470		2,000	470	*
Cook, David	2,000		2,000	—	*

Name	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
			Number	Percentage
Corbi, Dennis R.	2,000	2,000	—	*
Crockett-Taylor, Beverly A.	2,000	2,000	—	*
Cross, Jason	10,893	10,893	—	*
Crowley, Thomas A.	6,655	5,000	1,655	*
David, James Donald	9,740	8,074	1,666	*
Dean, Robert C.	5,000	5,000	—	*
Deerin, David Sloan	2,549	1,000	1,623	*
Degen, Susan Roberts	1,000	1,000	—	*
Delaney, James E.	5,814	5,814	—	*
Dell’Isola, Paul T.	80,149	80,149	—	*
Dewhurst Asher	1,056	350	706	*
Dixon, David M.	2,000	2,000	—	*
Dobbie, Eric J.	6,551	5,000	1,551	*
Dreyer, Thomas S.	7,500	7,500	—	*
Duffy, Patrick Joseph	8,925	8,000	925	*
East, Steven H.	6,954	6,954	—	*
Eby, Christopher S.	1,371	1,000	371	*
Edmondson, Terry Mance	2,000	2,000	—	*
Egge, Peter M.	2,912	2,500	412	*
Elbaz, Elliott S.	26,591	26,591	—	*
Ellison, David H.	45,313	45,313	—	*
Ellison, Thomas Scott	2,000	2,000	—	*
Erdelji, Gerhard	1,107	1,000	107	*
Eshgh, Bradford J.	1,164	1,000	164	*
Fabrizio, Francis J	12,570	12,570	—	*
Facchina, Philip J.	29,324	29,324	—	*
Falster, Christian	2,500	2,500	—	*
Fan, Henry	3,000	3,000	—	*
Faries, Thomas A.	2,000	2,000	—	*
Farkas, Peter T.	2,000	2,000	—	*
Farley, John	2,666	1,000	1,666	*
Farrell, Dawn M.	2,184	1,500	684	*
Feinstein, Robert	16,910	16,910	—	*
Fialkoff, Jordan A.	5,619	5,619	—	*
Field, Eric	2,546	2,500	46	*
Finn, Peter J.	5,886	5,886	—	*
Fishman, Adam	46,009	44,343	1,666	*
Flajser, James Crawford	1,426	1,000	426	*
Fox, Hamilton Duke	11,121	9,858	1,263	*
Frawley, James F.	48,196	48,196	—	*
Gaenzler, Stephen	2,000	2,000	—	*
Gallagher, Curtis D.	3,665	2,342	1,323	*
Gargiulo, James A	23,000	23,000	—	*
Gayle, John	2,500	2,500	—	*
Geraghty, Peter Richard	4,153	3,500	653	*
Germano, Jobie Scott	1,701	1,000	701	*
Geter-Holubar, Jennifer	2,914	2,500	414	*
Giebel, Gregory William	5,829	4,163	1,666	*

Name	Number of Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
				Number	Percentage
Giglio, Louis	3,567		2,000	1,567	*
Ginivan, William J.(5)	33,346,440	(4)	3,391	33,343,049	50.5%
Glassman, Michael A.	7,500		7,500	—	*
Glubka, Christopher J.	1,994		500	1,494	*
Godsey, Joseph C. III	2,651		1,000	1,651	*
Goldberg, Steven	25,017		23,351	1,666	*
Gormley, Sean Carbone	14,425		14,425	—	*
Graham, Wilkes Jackson	2,000		2,000	—	*
Grant, Terence R.	38,647		36,981	1,666	*
Greer, Eban David	25,164		25,164	—	*
Griffith, Ann Margaret	10,195		10,000	195	*
Grim, Joshua N.	2,526		860	1,666	*
Hamel, John A.	3,564		3,000	564	*
Harrington, John Colin	4,166		2,500	1,666	*
Harrington, Kurt R.(6)	33,336,440	(4)	3,391	33,333,049	50.5%
Harris, Matthew V.	3,095		2,000	1,095	*
Hayes, Burke F.	11,764		11,764	—	*
Hayes, Sean Keith	2,500		2,500	—	*
Hayes, Webb Cook, Sr.	11,097		9,500	1,597	*
Headd, Scott M.	1,829		350	1,479	*
Heidkamp, Philip J.	2,500		2,500	—	*
Hendrix, Richard J.(7)	33,371,480	(4)	26,431	33,345,049	50.5%
Heron, John W.	3,000		3,000	—	*
Hickman, Cheryl	1,000		1,000	—	*
Hilal, David M.	18,481		18,481	—	*
Hodges, Brent H	24,803		23,143	1,660	*
Hosseini, Mehdi	3,569		3,569	—	*
Hu, Jianxun	1,000		1,000	—	*
Huke, Zachary Lawrence	10,657		10,657	—	*
Innis, Kathleen G.	2,000		2,000	—	*
Ives, Daniel H.	3,000		3,000	—	*
Jenkins, Philip Dee	2,000		2,000	—	*
Jensen, Winston Mac	5,000		5,000	—	*
Jhaveri, Amish B.	1,829		350	1,479	*
Jones, Michael R.	1,849		350	1,499	*
Kadnar, Grace M.	3,500		3,500	—	*
Kahn, Eric Scott	5,000		5,000	—	*
Karadenizli, Harun	2,000		2,000	—	*
Kavanagh, Joseph	44,727		44,727	—	*
Kawasaki, Tatsuya				—	*
Keeley, James C.	1,000		1,000	—	*
Keeley, Patrick J.	123,655		123,655	—	*
Keeley, Thomas P.	1,244		500	744	*
Kelley, Ryan C.	2,000		2,000	—	*
Keyes-Grevelis, Stephen Nicholas	16,500		14,834	1,666	*
Khan, Mohammed Z.	1,065		500	565	*
Khani, David Michael	30,643		29,164	1,479	*
Kiernan, Robert J.(8)	33,343,049	(4)	10,000	33,333,049	50.5%

Name	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
			Number	Percentage
Kimball, Valerie B.	2,198	2,000	198	*
Kindle, David M.	1,000	1,000	—	*
Kleeblatt, James R.	63,987	63,987	—	*
Klick, Paul S.	2,000	2,000	—	*
Kline, Nancy	2,500	2,500	—	*
Kulkarni, Suma	1,021	1,000	21	*
Kumpel, James J.	5,432	5,432	—	*
LaRue, Cynthia W.	1,000	1,000	—	*
Lawson, Elizabeth A.	1,075	500	575	*
Lee, Albert A.	3,000	3,000	—	*
Lee, Cullen Clark	3,000	3,000	—	*
Lee, James Y.	3,000	3,000	—	*
Lee, Yong H.	1,259	500	759	*
Lehmkuhler, Monte P.	34,587	34,587	—	*
Leibrand, Bryan C.	2,402	2,000	402	*
Levine, Jason Harris	1,500	1,500	—	*
Lilly, Timothy	2,595	1,000	1,595	*
Lindsay, James A.	2,000	2,000	—	*
Lower, Mark	1,000	1,000	—	*
Lufkin, Timothy B.	5,000	5,000	—	*
Mackenzie, Robert James	2,500	2,500	—	*
Magee, Maryclare	1,000	1,000	—	*
Maier, John B.	49,675	48,196	1,479	*
Martinez, Edgar	2,000	2,000	—	*
Mason, John Vernon George	5,000	5,000	—	*
Mattson, Theodore D.	11,147	11,147	—	*
McCann, Daniel A.	11,180	11,180	—	*
McCarthy, Patrick Jeremiah	9,014	8,909	105	*
McClintock, Michael	11,622	11,622	—	*
McClory, Michael	1,000	1,000	—	*
McCormack, Matthew J.	2,112	500	1,612	*
McKenna, Kevin Shawn	8,183	6,517	1,666	*
McKeon, Kerry Anthony	14,069	14,069	—	*
Meagher, Thomas	1,000	1,000	—	*
Menn, Rachel Marie	1,500	1,500	—	*
Miller, Paul J.	11,897	11,897	—	*
Moazami, Bijan	14,733	14,733	—	*
Moeller, Christian	2,500	2,500	—	*
Morgan, Paul	13,912	13,912	—	*
Morgan, Steven D.	11,675	1,695	—	*
Moskowitz, David S.	6,666	5,000	1,666	*
Murphy, Thomas Joseph	6,150	6,150	—	*
Murray, Andrew G.	3,000	3,000	—	*
Nardini, Joseph R.	46,012	46,012	—	*
Nash, Richard Barry, Jr.	2,521	2,500	21	*
Nealon, Christopher A.	7,500	7,500	—	*
Nedelkoff, Margret	7,500	7,500	—	*
Neeley, Brian M.	6,103	4,437	1,666	*

Name	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
			Number	Percentage
Nerska, Alexander	4,528	4,528	—	*
Neuhauser, James C.	106,809	106,809	—	*
Newman, Claire Fleming	7,500	7,500	—	*
Nichols, Stephanie A.	1,471	1,000	471	*
Nightingale, Andrew Mark	2,000	2,000	—	*
O’Brien, James	6,177	5,257	920	*
O’Connor, Francis Fuller	55,485	53,819	1,666	*
Offen, Richard Lord	1,000	1,000	—	*
Olympia, Darwin Winthrop	1,000	1,000	—	*
Ondeck, Daniel Meitner	4,704	3,038	1,666	*
Pacione, Anthony	14,488	12,822	1,666	*
Pagliaro, Kathleen E.	2,868	2,000	868	*
Paik, David	2,000	2,000	—	*
Palcich, Scott A.	6,644	5,000	1,644	*
Parker, Russell M	7,000	7,000	—	*
Parmentier, Andrew Michael	17,942	17,942	—	*
Penney, Howard	15,000	15,000	—	*
Peskoff, Jonathan	5,000	5,000	—	*
Pouch, Kenneth III	2,000	2,000	—	*
Pratt, Derrill B.	5,000	5,000	—	*
Pritsios, Andrew Steven	1,600	1,600	—	*
Purcell, Jennifer M.	1,000	1,000	—	*
Purser, Frederick	2,731	2,000	731	*
Ramsundar, Victor	2,500	2,500	—	*
Rashid, Rehan	16,241	16,241	—	*
Reddoch, James	13,892	12,226	1,666	*
Rhea, Kenneth	2,041	500	1,541	*
Robertson, David C.	3,056	3,000	56	*
Rogers, Matthew	8,089	6,488	1,601	*
Rogers, Rhonda G.	350	350	—	*
Rosenkoetter, Heather D.	1,000	1,000	—	*
Ross, Merrill	7,932	7,932	—	*
Rygiel, Alexander J.	8,909	8,909	—	*
Sage, Henry	1,000	1,000	—	*
Salmon, William	2,500	2,500	—	*
Sanchez, Harry	10,000	10,000	—	*
Sanders, William Bart	5,711	5,000	711	*
Sanson, Carlos A.	7,500	7,500	—	*
Saxonhouse, Noam	1,385	1,000	385	*
Scott, William J.	7,644	7,000	644	*
Sears, Ann F.	2,500	2,500	—	*
Seyed Yasrebi, Seyed Ali	1,114	1,000	114	*
Shadid, Fadi S.	2,139	500	1,639	*
Shaffer, Mario Vincent	37,174	37,174	—	*
Shebby, Christopher	30,769	30,769	—	*
Short, Karen	2,000	2,000	—	*
Sloan, David J.	2,510	2,000	510	*
Slosser, Kenneth Paul	71,400	71,400	—	*

Name	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
			Number	Percentage
Small, Benjamin Grant	8,023	8,023	—	*
Small, Shannon	5,819	5,000	819	*
Smith, Allison Louise	1,143	1,000	143	*
Smith, Lincoln Joseph	2,000	2,000	—	*
Smythe, Julien R.	5,000	5,000	—	*
Snowling, Matthew	14,066	13,790	276	*
Southwick, Richard E.	2,479	1,000	1,479	*
Statter, Joseph E.	3,000	3,000	—	*
Staubs, Lisa A.	1,500	1,500	—	*
Stauffer, Brian	8,283	6,686	1,597	*
Steel, Patrick Muldoon	23,143	23,143	—	*
Stefenson, Jeff A.	1,503	1,000	503	*
Stein, Kevin	9,552	7,886	1,666	*
Stephens, William	10,570	10,570	—	*
Stolz, Richard J.	1,405	1,000	405	*
Sumner, William Clay	3,000	3,000	—	*
Swanzey, Eugene	1,000	1,000	—	*
Swarz, Jeffrey R.	5,000	5,000	—	*
Tennant, Blake W.	11,499	10,020	1,479	*
Thompson, Charlie K.	34,344	34,344	—	*
Toepel, David	9,354	7,688	1,666	*
Toepel, Linea C.	1,173	1,000	173	*
Turner, Tarik S.	1,000	1,000	—	*
Ughetta, Charles F.	3,615	2,000	1,615	*
Uhl, Robert H.	3,342	2,000	1,342	*
Ulehla, Jeffrey	10,354	10,354	—	*
Valentin, Scott J.	6,954	6,954	—	*
Valentiner, Marcus	1,000	1,000	—	*
Van der Meer, Peter	44,268	42,602	1,666	*
Van Horn, Christopher	1,302	350	952	*
Van Riper, Cynthia L.	2,000	2,000	—	*
Varay, James	5,000	5,000	—	*
Varley, Brendan	2,479	1,000	1,479	*
Vickers, Ryan	1,000	1,000	—	*
Vohra, Neeraj K.	3,000	3,000	—	*
Walker, Frank	2,000	2,000	—	*
Walker, Richard	1,557	2,000	3,557	*
Wallace, William J.	1,477	350	1,127	*
Walsh, William Joseph	11,088	9,422	1,666	*
Wang, Hui	1,337	350	987	*
Warren, Christopher	4,000	4,000	—	*
Warwick, Craig Dean	8,076	6,466	1,610	*
Watanabe, Konsho	1,153	250	903	*
Weikert, James M	1,500	1,500	—	*
Weiss, Michael	8,545	8,545	—	*
Wheeler, Edward M.	18,563	18,563	—	*
Williams, Stephen H.	1,645	1,000	645	*
Wilson, Jason	5,000	5,000	—	*

Name	Number of Shares Beneficially Owned Prior to Offering(1)	Number of Shares Being Offered(2)	Shares Beneficially Owned After Offering(2)
			Number	Percentage
Wolfe, Jason Kelly	1,662	1,000	662	*
Wolff, Eric	3,000	3,000	—	*
Wong, Gregory M.	6,257	6,257	—	*
Woo, Paul Yh	2,565	1,000	1,565	*
Wood, Timothy	9,166	7,500	1,666	*
Yih-Tennant, Adrienne	10,388	8,909	1,479	*
Yu, Wilbur	1,947	350	1,597	*
Youngblood, Michael D.	5,000	5,000	—	*
Zimmermann, Kurt G.	2,000	2,000	—	*

*	Less than one percent.
(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of shares of common stock if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership of those shares within 60 days of January 31, 2008. Includes an aggregate of 2,237,018 shares of common stock which are subject to voting and transfer restrictions. These restrictions lapse in accordance with the terms of the Plan and the applicable grant instrument pursuant to which these shares were awarded. Although these shares are not deemed to be beneficially owned pursuant to Rule 13d-3 under the Exchange Act because the holders do not have voting or investment power over these shares, these shares have been included in the column “Number of Shares Beneficially Owned Prior to Offering.”
(2)	Assumes that all shares of common stock to be offered are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this offering. Because the selling shareholders or their pledgees, donees, transferees or other successors-in-interest may sell all, some or none of the shares of common stock covered by this prospectus or may acquire or dispose of other shares of our common stock, no reliable estimate can be made of the aggregate number of shares of common stock that will be sold pursuant to this offering or the number or percentage of shares of common stock that each selling shareholder will own upon completion of this offering. The percentage of shares beneficially owned by each selling shareholder after this offering is based on 66,008,788 shares of common stock outstanding as of January 31, 2008.
(3)	Mr. Billings serves as a director and as the chairman of the board and chief executive officer of our company. He also serves as a director and as the chairman of the board and chief executive officer of FBR Group.
(4)	Includes 33,333,049 shares of common stock held of record as of January 31, 2008 by FBR TRS Holdings, Inc., which is a wholly-owned subsidiary of FBR Group. Messrs. Billings, Hendrix, Harrington, Ginivan and Kiernan serve as directors and/or executive officers of FBR Group, which is the sole shareholder of FBR TRS Holdings. Each of these individuals could be deemed to beneficially own an aggregate of 33,333,049 shares of our common stock owned of record by FBR TRS Holdings. Each of these individuals disclaims beneficial ownership of any shares of our common stock in which the individual does not have a pecuniary interest.
(5)	Mr. Ginivan serves as an executive vice president and as general counsel of our company. He also serves as an executive vice president and chief legal officer of FBR Group.
(6)	Mr. Harrington serves as an executive vice president, chief financial officer and treasurer of our company and of FBR Group.
(7)	Mr. Hendrix serves as the president, chief operating officer and director of our company. He also serves as an executive officer of FBR Group (member of the office of chief executive).
(8)	Mr. Kiernan serves as the senior vice president, controller and chief accounting officer of FBR Group and our company.

PLAN OF DISTRIBUTION

The purpose of this prospectus is to permit each selling shareholder and his or her pledgees, donees, transferees and other successors-in-interest (all of whom may be selling shareholders for purposes of this prospectus) to offer and resell all or a portion of the shares the selling shareholders have acquired pursuant to the Plan. The selling shareholders may also choose to dispose of all or a portion of the shares of common stock covered by this prospectus by gift to a third party or as a donation to a charitable or other non-profit entity.

The sale of the common stock by any selling shareholder, including any donee, pledgee or other transferee who receives common stock from a selling shareholder, may be effected from time to time by selling shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling shareholder or may purchase from the selling shareholder all or a portion of the common stock as principal, and sales may be made pursuant to any of the methods described below. These sales may be made on any securities exchange on which our common stock is then traded, in the over-the-counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then current market prices or at prices otherwise negotiated.

The common stock may also be sold in one or more of the following transactions:

•

block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by such broker-dealer for its own account pursuant to a prospectus supplement;

•	a special offering, an exchange distribution or a secondary distribution in accordance with applicable rules promulgated by the National Association of Securities Dealers, or stock exchange rules;

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such securities; and

•	sales in other ways not involving market markers or established trading markets, including direct sales to purchasers.

In effecting sales, broker-dealers engaged by a selling shareholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or other compensation from the selling shareholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer will be in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the type of transactions involved. No such broker-dealer will receive compensation in excess of that permitted by the rules of the Financial Industry Regulatory Authority, or FINRA. In no event will any broker-dealer receive total compensation in excess of the maximum amount allowed by FINRA.

The distribution of the common stock covered by this prospectus also may be effected from time to time in one or more underwritten transactions at a fixed price or prices that may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from purchasers of the common stock. Underwriters may sell the common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers, including FBR & Co., our affiliate and a member of FINRA, regarding the sale of their common stock covered by this prospectus, nor is there any underwriter or coordinating broker-dealer acting in connection with the proposed sale of common stock by the selling shareholders pursuant to this prospectus. We will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act that will include any material information with respect to the plan of distribution not previously disclosed or any material change in such information. This supplement will disclose, among other information:

•	the names of the selling shareholders and of participating broker-dealer(s);

•	the amount of common stock involved;

•	the price at which the common stock is to be sold;

•	the commissions paid or the discounts or concessions allowed to the broker-dealer(s), where applicable;

•	that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus; and

•	other facts material to the transaction.

The selling shareholders and any underwriters, or brokers-dealers or agents that participate in the distribution of the common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” under the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act.

We will not receive any of the proceeds from the sale of the shares covered by this prospectus. We are paying the expenses incurred in registering the shares of common stock covered by this prospectus and preparing this prospectus, but all selling and other expenses, including but not limited to any discounts, commissions and applicable transfer taxes, incurred by each selling shareholder will be borne by that selling shareholders.

The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in a transaction involving the sale of shares of common stock covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act.

From time to time, the selling shareholders may pledge their common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon default by a selling shareholder, the broker may offer and sell such pledged common stock from time to time. Upon a sale of the common stock, the selling shareholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event the selling shareholders default under any customer agreement with brokers.

We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act, may apply to their sales in the market.

In order to comply with the securities laws of certain states, if applicable, the common stock covered by this prospectus may be sold only through registered or licensed broker-dealers.

The selling shareholders may resell all or a portion of the shares of common stock covered by this prospectus in open market transactions in reliance upon Rule 144 (as in effect at the time of sale) under the Securities Act, provided they meet the criteria and conform to the requirements of such rule. In addition, in accordance with General Instruction C to Form S-8 shares of common stock to be offered or resold by means of this prospectus by a selling shareholder may not exceed, during any three-month period, the amount specified in Rule 144(e) under the Securities Act.

Because we derive 50% or more of our gross revenues from FBR & Co., we are considered the parent company of FBR & Co., a member of FINRA. Rule 2720 of the Conduct Rules of FINRA imposes certain requirements when a member of FINRA participates in the distribution of an affiliated company’s securities. FBR & Co. is not acting in any capacity as an underwriter or coordinating broker-dealer in connection with a distribution of the selling shareholders’ common stock pursuant to this prospectus. FBR & Co. has advised us that any particular offering of shares of our common stock under this prospectus in which it participates will comply with the applicable requirements of Rule 2720, including the requirement that no sales may be made to discretionary accounts by any member of FINRA without the prior specific written approval of the customer.

DISCLOSURE OF SEC’S POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

LEGAL MATTERS

The validity of the shares of common stock offered by the selling shareholders named in this prospectus will be passed upon for us by Hunton & Williams LLP.

EXPERTS

The consolidated financial statements of FBR Capital Markets Corporation as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.	Incorporation of Documents by Reference.

The following documents have been filed by the Registrant with the SEC and are incorporated herein by reference and made a part hereof:

1.	the Registrant’s prospectus filed pursuant to Rule 424(b)(3) under the Securities Act on October 5, 2007;

2.	the Registrant’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007;

3.	the Registrant’s Current Reports on Form 8-K filed with the SEC on July 5, 2007, September 12, 2007, October 25, 2007 and December 18, 2007 and the Registrant’s Current Report on Form 8-K/A filed with the SEC on December 18, 2007;

4.	the Registrant’s Definitive Information Statement on Schedule 14C filed with the SEC on November 20, 2007; and

5.	the Registrant’s description of its common stock, $0.001 par value per share, contained in the Registrant’s Registration Statement on Form 8-A filed on June 5, 2007 under the Exchange Act.

All documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part thereof from the date of filing of such documents.

Item 4.	Description of Securities.

Not applicable.

Item 5.	Interests of Named Experts and Counsel.

Not Applicable.

Item 6.	Indemnification of Directors and Officers.

The Virginia Stock Corporation Act permits a Virginia corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The articles of incorporation of the Registrant contain such a provision.

The Registrant’s articles of incorporation provide that it will indemnify (1) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Registrant or brought by or on behalf of its shareholders, by reason of the fact that he is or was a director or officer of the Registrant, or (2) any director or officer who is or was serving at the request of the Registrant as a director, trustee, partner, member or officer of another enterprise, against any liability incurred by him or her in connection with the proceeding if the conduct in question was in the best interests of the Registrant and he or she was acting on behalf of the Registrant or performing services for the Registrant, unless he or she engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law. The Registrant will pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition if the applicant furnishes to the Registrant with (1) a written statement of his or her good faith belief that he or she has met the standard of conduct described above and (2) a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet this standard of conduct.

The Registrant’s board of directors is empowered, by majority vote of a quorum consisting of disinterested directors, to cause the Registrant to indemnify or contract to indemnify with any individual not described in the paragraph above who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of the Registrant, or is or was serving at the request of the Registrant as director, officer, employee or agent of another enterprise, to the same extent as if that individual was an individual described in the paragraph above.

Item 7.	Exemption From Registration Claimed.

Between February 1, 2007 and January 14, 2008, the Registrant awarded an aggregate of 2,827,653 shares of common stock to certain officers and employees of the Registrant and its subsidiaries pursuant to restricted stock awards made under the Plan. The issuance of the shares awarded under the Plan prior to June 25, 2007 was exempt from the registration requirements of the Securities Act pursuant to Rule 701 under the Securities Act. The issuance of the shares awarded under the Plan after June 25, 2007 was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 8.	Exhibits

Exhibit No.	Description
4.1	Amended and Restated Articles of Incorporation of the Registrant*
4.2	Amended and Restated Bylaws of the Registrant*
4.3	FBR Capital Markets Corporation 2006 Long-Term Incentive Plan, as amended on December 12, 2007**
5.1	Opinion of Hunton & Williams LLP relating to the legality of the securities being registered
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Hunton & Williams LLP (contained in Exhibit 5.1)
23.3	Power of Attorney (included on the signature page hereto)

*	Incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333-138824), initially filed with the SEC on November 17, 2006, as subsequently amended.
**	Incorporated by reference to Appendix A to the Registrant’s Definitive Information Statement on Schedule 14C filed on November 20, 2007.

Item 9.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Arlington, Virginia on February 14, 2008.

FBR CAPITAL MARKETS CORPORATION

By:	/s/ ERIC F. BILLINGS
Eric F. Billings
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints ERIC F. BILLINGS and RICHARD J. HENDRIX and each of them as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/S/ ERIC F. BILLINGS Eric F. Billings	Chairman and Chief Executive Officer, Director (principal executive officer)	February 14, 2008

/S/ KURT R. HARRINGTON Kurt R. Harrington	Executive Vice President and Chief Financial Officer (principal financial officer)	February 14, 2008

/S/ ROBERT J. KIERNAN Robert J. Kiernan	Senior Vice President, Controller and Chief Accounting Officer (principal accounting officer)	February 14, 2008

/S/ RICHARD J. HENDRIX Richard J. Hendrix	President and Chief Operating Officer, Director	February 14, 2008

/S/ ANDREW M. ALPER Andrew M. Alper	Director	February 14, 2008

/S/ RICHARD M. DEMARTINI Richard M. DeMartini	Director	February 14, 2008

Signature	Title	Date

/S/ THOMAS J. HYNES, JR. Thomas J. Hynes, Jr.	Director	February 14, 2008

/S/ RICHARD A. KRAEMER Richard A. Kraemer	Director	February 14, 2008

/S/ THOMAS S. MURPHY, JR. Thomas S. Murphy, Jr.	Director	February 14, 2008

/S/ ARTHUR J. REIMERS Arthur J. Reimers	Director	February 14, 2008

/S/ JOHN T. WALL John T. Wall	Director	February 14, 2008

EXHIBIT INDEX

Exhibit No.	Description
4.1	Amended and Restated Articles of Incorporation of the Registrant*

4.2	Amended and Restated Bylaws of the Registrant*

4.3	FBR Capital Markets Corporation 2006 Long-Term Incentive Plan, as amended on December 12, 2007**

5.1	Opinion of Hunton & Williams LLP relating to the legality of the securities being registered

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Hunton & Williams LLP (contained in Exhibit 5.1)

23.3	Power of Attorney (included on the signature page hereto)

*	Incorporated by reference from the Registrant’s Registration Statement on Form S-1 (Registration No. 333-138824), initially filed with the SEC on November 17, 2006, as subsequently amended.
**	Incorporated by reference to Appendix A to the Registrant’s Definitive Information Statement on Schedule 14C filed on November 20, 2007.